EXHIBIT 2.6

                           ASSET PURCHASE AGREEMENT
                           ------------------------

 This Asset Purchase Agreement ("Agreement") made this date by and between NORTH TEXAS PC DYNAMICS INC., a Texas corporation ("SELLER"), and LSC ASSET ACQUISITION CORP., a Texas corporation and/or Assigns, ("Purchaser").

      SELLER desires to sell and Purchaser desires to purchase all of the assets of SELLER ("The Assets").

      In consideration of the mutual promises of the parties; in reliance on the representations, warranties, covenants, and conditions contained in this Agreement; and for other good and valuable consideration, the parties agree as follows:

 ARTICLE 1:  SALE

 1.01 Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser will purchase from SELLER, and SELLER will sell, transfer, assign, convey and deliver to Purchaser all of the following assets:

      (a) all the machinery, equipment, and furniture owned by SELLER on the Closing date (collectively, the "Equipment"), such equipment being carried on SELLER'S books for a zero value at August 31, 2004;

      (b) all the raw materials and supplies, work and goods in process and finished goods inventories owned by SELLER on the Closing Date, (collectively, the "Inventory"), having a book value of approximately $460,000 at August 31, 2004;

      (c) all accounts receivable due to SELLER on the Closing Date (collectively, the "Accounts Receivable"), having a book value of approximately $724,000 at August 31, 2004;

      (d) all deposits of SELLER (collectively, the "Deposits");

      (e) all contracts, agreements, purchase or sale orders to which SELLER is a party (collectively, the "Contracts");

      (f) to the extent legally assignable, all licenses, approvals, permits and certificates obtained from governmental agencies and held by SELLER as of the Closing Date;

      (g) all telephone numbers currently assigned to SELLER;

      (h) the name of  SELLER and any related or derivative name;

      (i) trade marks, trade names and patents owned by SELLER;

      (j) SELLER'S customer lists:

      (k) the business of SELLER as a going concern and all goodwill of, in, related to or associated with such business;

      (l) the cash and bank accounts of SELLER;

      (m) any claims asserted by SELLER in any litigation involving SELLER;

      (n) SELLER minute books, tax returns and other corporate documents;

      (o) leasehold rights to property located at 10501 FM 720 E in Frisco, Texas (the "Facility");

 1.02 SELLER Retention. Notwithstanding anything contained in Article 1.01 to the contrary, SELLER is not selling, and Purchaser is not purchasing, pursuant to this Agreement, any of the following, all of which shall be retained by SELLER:

      (a) the consideration delivered or to be delivered to SELLER pursuant to this Agreement;

      (b) the right of SELLER to enforce the obligations of Purchaser under the this Agreement;

 1.03 Condition. Purchaser acknowledges and agrees that SELLER makes no warranties with respect to the Assets and the Assets are being sold "AS IS" and "WHERE IS" and all warranties, express or implied, of merchantability or fitness for purpose or otherwise with respect to the condition, quality or suitability of the Assets, are hereby expressly disclaimed

 1.04 Consideration. The purchase price for the Assets shall be paid by Purchaser as follows:

       (a) At Closing, Purchaser shall assume SELLER'S secured debt to U.S.A. Funding Ltd., having an approximate principal balance of $519,000 at August 31, 2004.

       (b) At Closing, Purchaser shall assume SELLER'S secured debt to Varga Investments Inc., having an approximate principal balance of $2,335,000 at August 31, 2004.

       (c) At Closing, Purchaser shall assume SELLER'S debt to Lone Star Circuits Inc., having an approximate principal balance of $200,000.

       (d) At closing, Purchaser shall assume the Accounts Payable and accrued liabilities of SELLER up to an amount which is equal to the Accounts Receivable which are aged less than 90 days. Purchaser shall provide a list of the accepted Accounts Payable to SELLER at Closing.

 1.05 Due Diligence Period. Purchaser shall have a period of thirty days from execution of this Agreement ("Due Diligence Period") to perform Due Diligence with respect to SELLER, and Purchaser may terminate this Agreement if the Due Diligence results are not satisfactory to Purchaser, as its sole discretion. During this Due Diligence Period SELLER shall cooperate with Purchaser and Purchaser's auditors to provide information requested. If Purchaser terminates this Agreement, Purchaser shall agree not to do business with customers of SELLER for two years after the termination of this Agreement except for customers where Purchaser or any company subsequently acquired by Purchaser, has a history of doing business.

 1.06 Closing. Closing shall occur within thirty (30) days after the end of the Due Diligence Period. However, Purchaser may close earlier at its option.

 1.07 No Third Party Beneficiaries. The assumption by Purchaser of liabilities of SELLER pursuant to this Agreement shall in no way expand the rights or remedies of any third party against SELLER or Purchaser as compared to the rights and remedies which such third party would have had beneficially against SELLER had Purchaser not assumed such liabilities. Without limiting the generality of the foregoing, the assumption by Purchaser of liabilities of SELLER pursuant to this Agreement shall not create any third party beneficiary rights.

 ARTICLE 2:     SELLER'S REPRESENTATIONS AND WARRANTIES

      SELLER hereby represents and warrants to Purchaser that the following facts and circumstances are true and correct as of the date of this
 Agreement:

 2.01 Organization. SELLER is a corporation duly organized, validly existing, and in good standing under the laws of Texas. SELLER is qualified to do business in all jurisdictions in which it does business and has all requisite power and authority (corporate and, when applicable, government) to own, operate, and carry on its business as now being conducted.

 2.02 Authority. SELLER has full power and authority to execute, deliver, and consummate this Agreement, subject to the conditions to Closing set forth in this Agreement.

 2.03 Full Disclosure. No representation, warranty, or covenant made to Purchaser in this Agreement nor any document, certificate, exhibit, or other information given or delivered to Purchaser pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit a material fact necessary to make the statements contained in this Agreement or the matters disclosed in the related documents, certificates, information, or exhibits not misleading.

 2.04 Broker. Neither the SELLER, nor any of its officers, directors, employees, or stockholders, has retained, consented to, or authorized any broker, investment banker, or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

 2.05 Liens. SELLER represents and warrants that there are no liens on the Assets except for liens to secure debts listed in Article 1.04 (a) and 1.04
 (b).

 2.06 Operations Prior to Closing. SELLER warrants that it will use its best efforts to operate the business of SELLER prior to Closing. SELLER shall not enter into any transactions outside of the normal course of business without prior notice to Purchaser.

 2.07 Environmental Matters. Except as may be otherwise expressly disclosed to Purchaser in writing during the Due Diligence Period, SELLER hereby represents, covenants and warrants to Purchaser as follows:

      (a) To the best of its knowledge, neither the Facility nor it are the subject of any pending or threatened investigation or inquiry by any federal, state, local or other governmental authority ("Governmental Authority") of are subject to any remedial obligations under any applicable zoning ordinances and building codes, flood disaster laws and health and environmental laws, rules and regulations pertaining to health or the Environment ("Applicable Laws"), including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), the Resource Conservation and Recovery Act of 1987, as amended ("RCRA"), the Texas Water Code and the Texas Solid Waste Disposal Act.

      (b) To the best of its knowledge, it has obtained any required permits, licenses or authorizations to construct, occupy, operate or use any portion of its facility by reason of any Applicable Laws.

      (c) It has not received notice from any Governmental Authority that (i) hazardous substances, solid wastes, asbestos or other substances known or suspected to pose a threat to health or the environment ("Hazards") have been disposed of or otherwise released on or to the Facility or exist on or within any portion of the Facility, (ii) prior use by them or the prior owners of the Facility, has occurred which violates any Applicable Laws, or
 (iii) the use which they make or intend to make of the Facility will result in the disposal or release of any hazardous substance, solid waste or hazard on, in or to the Facility. The terms "hazardous substance" and "release" shall each have the meanings specified in CERCLA, and the terms "solid waste" and "disposal" (or "disposed") shall each have the meanings specified in RCRA; provided, however, that in the event either CERCLA or RCRA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment; and provided further that, to the extent that the laws of the State of Texas establish a meaning for "hazardous substance," "release," "solid waste," or "disposal" which is broader than that specified in either CERCLA, RCRA or other federal law, such broader definition shall apply.

      (d) To the best of its knowledge, there are no on-site or off-site locations where hazardous substances, solid wastes or hazards from the Facility have been improperly stored, treated, recycled, or disposed of.

      (e) To the best of its knowledge, there has been no litigation brought or threatened nor any settlement reached by or with any parties alleging the presence, disposal, release or threatened release, of any hazardous substance, solid wastes, or hazard from the use or operation of the Facility.

      (f) It has not received notice from any Governmental Authority that the Facility is on any federal or state "Superfund" list, or subject to any environmentally related liens.

      (g) Neither it nor, to its knowledge, any tenant of any portion of its Facility, has received any notice from any Governmental Authority with respect to any violation of any Applicable Laws.

      (h) It has not caused any violation of any Applicable Laws nor permitted any environmental liens to be placed on any portion of the Facility.


 ARTICLE 3:     PURCHASER'S REPRESENTATIONS AND WARRANTIES

      Purchaser represents and warrants to SELLER that:

 3.01 Authority. Purchaser has full power and authority to execute, deliver, and consummate this Agreement subject to the conditions to Closing set forth in this Agreement. All corporate acts, reports, and returns required to be filed by Purchaser with any government or regulatory agency with respect to this transaction have been or will be properly filed prior to the date of this Agreement. No provisions exist in any contract, document, or other instrument to which Purchaser is a party or by which Purchaser is bound that would be violated by consummation of the transactions contemplated by this Agreement.

 3.02 Organization and Standing of Purchaser. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the state of Texas, with corporate power to own property and carry on its business as it is now being conducted.

 ARTICLE 4:     CONDITIONS TO PURCHASER'S OBLIGATION TO CLOSE

      The obligation of Purchaser to Close under this Agreement is subject to each of the following conditions (any one of which may, at the option of Purchaser, be waived in writing by Purchaser) existing on the date of this Agreement, or such earlier date as the context may require.

 4.01 Representations and Warranties. Each of the representations and warranties of SELLER in this Agreement and all other information delivered under this Agreement including but not limited to financial statements shall be true in all material respects as of the date of this Closing.

 4.02 Compliance With Conditions. SELLER shall have complied with and performed all agreements, covenants, and conditions in this Agreement required to be performed and complied with. All requisite action (corporate and other) in order to consummate this Agreement shall have been properly taken by SELLER.

 4.03 Suit or Proceeding. No suit or proceeding, legal or administrative, relating to any of the transactions contemplated by this Agreement shall have been overtly threatened or commenced that, in the sole discretion of Purchaser and its counsel, would make it inadvisable for Purchaser to Close this transaction.

 4.04 Government Approvals and Filings. All necessary government approvals and filings regarding this transaction, if any, shall have been received or made prior to the date of this Agreement in substantially the form applied for to the reasonable satisfaction of Purchaser and its counsel. Any applicable waiting period for the approvals and filings shall have expired.

 4.05 Corporate and Stockholder Action. All corporate and stockholder action necessary to consummate the transactions contemplated in this Agreement shall have been properly taken by SELLER.

 ARTICLE 5:     CONDITIONS TO SELLER'S OBLIGATION TO CLOSE

      The obligation of SELLER to Close under this Agreement is subject to each of the following conditions (any one of which at the option of SELLER may be waived in writing by SELLER.

 5.01 Corporate Action. Purchaser shall have taken appropriate corporate action regarding this transaction, which shall be evidenced by resolutions of its board of directors and certified by Purchaser's corporate secretary, authorizing Purchaser to enter into and complete this transaction.

 ARTICLE 6:     PARTIES' OBLIGATIONS AT THE CLOSING

 6.01 SELLER'S Obligations at the Closing. At the Closing, SELLER shall deliver or cause to be delivered to Purchaser instruments of assignment and transfer of all of the Assets of SELLER in form and substance satisfactory to Purchaser. Simultaneously with the consummation of the transfer, SELLER shall put Purchaser in full possession and enjoyment of all Assets transferred to Purchaser.

      SELLER, at any time after the Closing, shall execute, acknowledge, and deliver to Purchaser any further deeds, assignments, conveyances, other assurances, documents, and instruments of transfer reasonably requested by Purchaser. SELLER shall also take any other action consistent with the terms of this Agreement that may be reasonably requested by Purchaser for the purpose of assigning, transferring, granting, conveying, and confirming to Purchaser or reducing to possession any or all property and assets to be conveyed and transferred by this Agreement.

 6.02 Purchaser's Obligation at Closing. At the Closing, Purchaser shall pay the purchase price, as described in Article 1.05, against delivery of the items specified in Paragraph 6.01, above.

 ARTICLE 7:     EMPLOYEES

      Purchaser shall deliver an offer of employment at least five days prior to the closing date to the employees of SELLER selected for employment by Purchaser. Purchaser's offer shall be contingent upon the occurrence of the Closing and shall provide that all accrued but unused vacation earned by such employees while in the employ of SELLER shall be carried over and honored by Purchaser upon acceptance of Purchaser's offer of employment.
 All employees who accept Purchaser's offer of employment shall become employees effective upon the closing (such employees hereinafter referred to as the ("Continuing Employees"). Purchaser shall provide to SELLER at the Closing a list of all Continuing Employees and SELLER shall deliver a termination notice to each of the Continuing Employees of Purchaser.

 ARTICLE 8:     GENERAL PROVISIONS

 8.01 Survival of Representations, Warranties, and Covenants. The representations, warranties, covenants, and agreements of the parties contained in this Agreement or contained in any writing delivered pursuant to this Agreement shall survive the date of this Agreement for the period of time set forth in this Agreement.

 8.02 Notices. All notices or other communications hereunder must be given in writing and either (i) delivered in person, (ii) transmitted by facsimile telecommunication, provided that any notice so given is also mailed as provided for herein, (iii) delivered by Federal Express or similar commercial delivery service, or (iv) mailed by certified mail, postage prepaid, return receipt requested, as follows:

 If to Purchaser:    4201 Shadybrook Lane
                     Rowlett, Texas 75088
                     Facsimile number (972) 463-4072

 If to SELLER:       17300 North Dallas Parkway, Suite 2040,
                     Dallas, Texas 75248;
                     Facsimile number (972) 381-1211.

 or to such other address or facsimile number as the SELLER, or the Purchaser shall have designated to the other by like notice. Each such notice or other communication shall be effective (i) if given by facsimile telecommunication, when transmitted, (ii) if given by mail, five (5) business days after such communication is deposited in the mail and addressed as aforesaid, (iii) if given by Federal Express or similar commercial delivery service, one (1) business day after such communication is deposited with such service and addressed as aforesaid, and (iv) if given by any other means, when actually delivered at such address.

 8.03 Assignment of Agreement. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement may not be assigned by any other party without the written consent of all parties and any attempt to make an assignment without consent is void, except that Purchaser may assign the Agreement to another subsidiary of Lone Star Circuits Inc.

 8.04 Governing Law; Venue. This Agreement shall be made and entered into in Dallas, Dallas County, Texas, and shall be governed by and construed and enforced in accordance with the Laws of the State of Texas without giving effect to any conflict of law, rule or principle of that state. Venue for any actions in construction or enforcement of this Agreement shall be in Dallas County, Texas.

 8.05 Amendments; Waiver. This Agreement may be amended only in writing by the mutual consent of all of the parties, evidenced by all necessary and proper corporate authority. No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.

 8.06 Entire Agreement. This Agreement, together with any documents and exhibits given or delivered pursuant to this Agreement, constitutes the entire agreement between the parties to this Agreement on the subject matter of this Agreement. No party shall be bound by any communications between them on the subject matter of this Agreement unless the communication is (a) in writing, (b) bears a date contemporaneous with or subsequent to the date of this Agreement, and (c) is agreed to by all parties to this Agreement.
 On execution of this Agreement, all prior agreements or understandings between the parties on the subject matter of this Agreement shall be null and void.

 8.07 Counterpart Execution. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and each of which alone, and all of which together, shall constitute one and the same instrument. When each party has executed and delivered a counterpart of this Agreement, the Agreement shall be fully binding on and enforceable by the parties. In making proof of the Agreement it shall not be necessary to produce or account for any counterpart other than the counterpart signed by a party against whom this Agreement is to be enforced.

 8.08 Headings. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

 8.09 Severability. If any part, article, paragraph, sentence or clause of this Agreement shall be held to be indefinite, invalid or otherwise unenforceable by a court of competent jurisdiction or by an arbitration panel, the entire Agreement shall not fail on account thereof and the balance of the Agreement shall continue in full force and effect.


 Signed as of October 22, 2004.


 LSC Asset Acquisition Corp.

 By: /s/ Brad Jacoby
     --------------------------
     Brad Jacoby, President


 North Texas PC Dynamics, Inc.

 By: /s/ D. Ronald Allen
     --------------------------
     D. Ronald Allen, President